American Security Resources
            Corporation

9601 Katy Freeway, Suite 220
Houston, Texas 77024
713-465-1001

November 2, 2006

Mr. Lynn Dicker
Mr. Gary Todd
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Response to your letter dated October 6
American Security Resources Corporation
Form 10-KSB for Fiscal Year Ending December 31, 2006
File No. 000-27419

Dear Messrs. Dicker and Todd:

In response to your letter dated October 6 addressing some outstanding issued on the 10-KSB for the year ended December 31, 2005 and the 10-QSB for the three months ended June 30, 2006, I offer the following:

From 10-KSB for the Year Ended December 31, 2005

General

1.	Re: statements from the company that the company is responsible for the adequacy and accuracy of the filing, etc.

2.	Re: Signatures from CEO and CFO.

As well as numbers 3 and 4.

Response

The Company filed the declarations required regarding resopnsibility for adequacy and accuracy on October 11, 2006.

The 10-KSB/A for the year ended December 31, 2005 has been filed and contains the appropriate signatures and certifications of the Chief Executive and Chief Financial Officers.

Form 10-QSB as of June 30, 2006

5.	Permanent impairment of investment

Response

We concur that a permanent impairment has occurred with respect to our available-for-sale investment. Based on the guidance in SAB 99 regarding materiality, the write-down of $138,462 was only 3% of the net loss for the six months ended June 30, 2006 ($138,462 / $4,050,846) and was 8% of the net loss for the three months ended June 30, 2006, and was thus deemed immaterial. We will permanently impair this investment within the quarter ended September 30, 2006.

6.	Re: confusion over 6 million versus 3 million warrants granted.

Response

The 6 million warrants in the paragraph preceding the table refers to the six months ended June 30, 2006 and the table refers to the three months ended June 30, 2006.

It has been the company’s convention to track warrants outstanding from period to period with the outstanding number at the end of the period becoming the opening number for the next period. Thus all of the transactional columns (e.g., grants, exercises) contain new information. Therefore, I would prefer to maintain the table itself as a three-month display of grants, exercises and forfeitures. In future filings, I will see to it that the table is clearly labelled for the transactional columns.

We would therefore respectfully submit that the 10-QSB as originally filed remain unamended.

If you have any questions or comments, please don’t hesitate to contact me by phone (281-961-5508).

Sincerely,

/s/ Randall Newton

Randall Newton
Chief Financial Officer
American Security Resources Corp.